U.S. Securities and Exchange Commission
                           Washington, D.C. 20549

                                 Form 10-SB

            GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                        SMALL BUSINESS ISSUERS
   Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                               VOLU-SOL, INC.
               ----------------------------------------------
               (Name of Small Business Issuer in its Charter)


          Utah                                            87-0543981
 ------------------------------                       ------------------
(State or Other Jurisdiction of                      (I.R.S. Employer
 Incorporation or Organization)                       Identification No.)


 5095 West 2100 South, Salt Lake City, Utah                84120
 -------------------------------------------            -------------
  (Address of Principal Executive Offices)                (Zip Code)


                              (801) 974-9474
                         --------------------------
                         (Issuer's Telephone Number)


       Securities to be registered pursuant to 12(b) of the Act: None
                                                                 ----

         Securities to be registered pursuant to 12(g) of the Act:


                        Common Stock $.0001 Par Value
                        -----------------------------
                              (Title of Class)







                                    TABLE OF CONTENTS

                                                                    Page
                                                                   -------

                                   PART I


Item 1.   Description of Business.......................................3

Item 2.   Management's Discussion and Analysis or Plan of Operation.....11

          Risk Factors..................................................13

Item 3.   Description of Property.......................................18

Item 4.   Security Ownership of Certain Beneficial
          Owners and Management ........................................18

Item 5.   Directors, Executive Officers, Promoters and
          Control Persons...............................................20

Item 6.   Executive Compensation........................................21

Item 7.   Certain Relationships and Related Transactions................24

Item 8.   Description of Securities.....................................24

                                     PART II

Item 1.   Market Price of and Dividends on the Registrant's
          Common Equity and Other Shareholder Matters.................. 25

Item 2.   Legal Proceedings............................................ 26

Item 3.   Changes in and Disagreements with Accountants................ 26

Item 4.   Recent Sales of Unregistered Securities...................... 26

Item 5.   Indemnification of Directors and Officers.................... 26

                                    PART F/S
          Financial Statements......................................... 27

                                    PART III

Item 1.   Index to Exhibits............................................ 28

Item 2.   Description of Exhibits...................................... 28

                                     PART I

     Preliminary Note: Pursuant to General Instruction E of Form 10-SB, the Registrant elects to use disclosure Alternative 3.

Item 1.  Description of Business

     The Company

     Volu-Sol, Inc. (the "Company" or "Volu-Sol") was incorporated in Utah on July 27, 1995, as a wholly owned subsidiary of Biomune Systems, Inc., a Nevada corporation ("Biomune"). The Company was organized to engage in the business of manufacturing and marketing medical diagnostic stains and solutions and relat ed equipment, which business operations were conducted prior to that time as an unincorporated division of Biomune called the Volu-Sol Medical Division. Biomune purchased the assets comprising the Volu-Sol Medical Division in December 1991 from Logos Scientific, Inc. After the Company's incorporation, Biomune transferred all of the assets of the Volu-Sol Medical Division to the Company. Through fiscal 1995, Volu-Sol operated out of leased facilities in Henderson, Nevada. On October 16, 1995, the Company relocated to West Valley City, Utah (a suburb of Salt Lake City, Utah), where it continues to have its manufacturing facility and corporate offices.

     On or about September 30, 1997, approximately 2,111,216 shares of the Company's $.0001 par value Common Stock, constituting all of the issued and outstanding shares of the Company's Common Stock, are to be distributed pro rata as a stock dividend to the holders of the Common Stock of Biomune as of March 5, 1997 (the "Distribution"). In addition, the Company will reserve a total of 323,118 shares of Common Stock for issuance upon conversion of the Biomune Preferred Stock outstanding at March 5, 1997. As a consequence of the Distribution, the Company will cease to be a subsidiary of Biomune and will commence operations as of the effective date of the Distribution, as a separate, independent company. The Company will continue the same operations as it has conducted while it has been a subsidiary of Biomune.

     Business Strategy

     The Company's primary business strategy is to capitalize on the global medical diagnostic industry by providing "building block" stains and reagents which are not subject to regulatory overview or the risk and volatility inherent in developing pharmaceuticals, and to grow through the selective acquisition of medical distributors, and complementary devices and product lines. The Company's strategy includes the following elements:

Acquire Complementary Businesses, New Products and Technologies. The Company intends to evaluate potential acquisitions of distributors and complementary products and businesses from time to time and to consummate transactions in those situations where there is an appropriate economic and strategic fit.

Expand Distribution. The Company intends to increase its distribution base through acquisition of distributors and through agreements with independent distributors. The Company expects to increase sales through the addition of more focused and committed sales personnel who work only for the Company, thereby eliminating up to 35% in mark-up presently paid to independent distributors. The payroll and related costs of in-house sales personnel will offset to some degree the savings expected to be achieved from eliminating the mark-up associated with the use of an outside sales force.

Develop Broader Product Lines. The Company offers over 70 products in four major product lines in an effort to serve effectively a diverse and highly decentralized industry. The Company believes that its many and diverse products economically and reliably address the needs of medical diagnosticians and laboratory technicians. Nevertheless, the Company has determined that it can improve its revenue-generating capacity by adding to its existing product line.

Offer Top Quality Products. The Company constantly strives to offer products with the greatest purity and reliability possible through its quality control system. It intends to continue to assure the quality of its product line.

Outsource Non-Stain Manufacturing. To minimize capital requirements associated with the manufacture of products other than stains, solutions and other chemicals, the Company intends to continue to take advantage of strategic alliances with third-party manufacturers.

Esprit de Corps. The Company seeks to create a team spirit among its employees, foster awareness of the Company's objectives and strategies at all levels within the Company, and reward meritorious performance with compensation and other incentives. The Company believes this creates loyalty to the Company and pride in its products, which translates into greater product quality and enhanced customer service.

     Business Plan

     The Company intends to continue to implement its Business Strategy by completing a private placement of preferred stock (the "Offering"). The Offering is intended to provide the Company with gross proceeds of up to $2,400,000. These proceeds will be used to repay debt to Biomune, pay the expenses of the Offering and the Distribution (including legal and accounting fees in each transaction), and finance the Company's operations within the framework of the Business Strategy. The primary focus will be on the acquisition of distributors and additional products to expand the current product line. As of the date of filing this Registration Statement, the Company has received subscriptions for $1,225,000 of Series A Preferred, for which cash of $325,000 has been received. Payments for the remaining subscriptions are due as follows: $300,000 upon the effective date of this Registration Statement (the "Effective Date"), $300,000 within 45 days of the Effective Date, and $300,000 within 90 days of the Effective Date.

     During the time the Company operated as a division and subsidiary of Biomune, its chief focus was to manufacture and sell products to a distinct segment of a much larger market. As a separate entity, the Company will seek to broaden its base in the medical supply industry through adding in-house distribution capacity to its present business. Specifically, the Company will look to acquire small medical distributors, having 3-5 representatives and annual sales of between $2.0 and $3.5 million. The Company expects that such acquisitions will expand the capacity for distributing the Company's products, as well as add to the number of products being sold by or through the Company. The Company has not had discussions or entered into negotiations with any acquisition candidates. Sales through in-house representatives are expected to reduce the cost of distribution by as much as 35% thereby increasing profitability. The primary focus will continue to be the medical diagnostic stain business. With its own distribution, the Company believes it can expand sales much more quickly than if it continues relying upon large independent distributors who may sell or represent many other products or manufacturers, including some that are unrelated to the Company's product line.

     Volu-Sol's Medical Diagnostic Industry Operations

     The Company provides supplies to certain segments of the medical diagnostics industry, which the Company believes to be a $6 to $8 billion industry globally. An important aspect of the medical diagnostic industry is the ability of medical professionals to diagnose pathologies and otherwise assess conditions of body fluids and other tissue by microscopically analyzing slides containing samples of the fluids or tissue. To enhance the ability of medical practitioners and researchers to accurately assess samples and render diagnoses based on those samples, microscope slides are prepared by smearing a suspension containing the target biological sample on the slide. The slide is then allowed to dry or is heated on a slide warmer to affix the sample to the slide. The slide is then treated with one or more chemical stains or reagents, according to the type of stain used and the types of conditions being assessed. The effect of this staining process is to highlight or detect certain properties of or abnormalities in the sample.

     Stains are of two general types: (1) simple stains consisting of the addition to the slide-mounted sample of one dye that serves to delineate certain characteristics, but leaves all of the microscopic structures the same hue; and (2) differential stains consisting of more than one dye added in multiple steps, which has the effect of highlighting different structures or properties of the sample with different colors. A host of different medical diagnostic stains, solutions and chemical agents are used with different tissue samples and to highlight or detect different tissue characteristics or abnormalities. The Company estimates that the current global market for such staining products is over $75 million annually.

     Current Product Line

     Stains, Solutions, Reagents, and Related Equipment. The Company manufactures and markets a diversified line of simple and differential stains and solutions as well as related equipment used by commercial and research laboratories as well as medical clinics, hospitals, physician-operated laboratories ("POLs") and veterinary clinics. Volu-Sol's staining product line includes over 90 separate products that are marketed to the hematology, microbiology, mycology and histology/cytology segments of the medical diagnostics industry. The Company's stain solutions and related products are sold separately in various quantities or as integrated kits configured to the requirements of specified diagnostic devices produced by a variety of manufacturers. In addition to sales of its own stains, solutions and other chemical products, Volu-Sol has contracted with several original equipment manufacturers ("OEMs") with respect to manufacturing and packaging medical diagnostic stains for distribution by these OEMs.

     The Definitive Slide Stainer Device. In addition to manufacturing and selling stains, solutions buffers and other biochemical products and related equipment, in fiscal 1997, the Company introduced and commenced the contract manufacturing and marketing of the Definitive Slide Stainer Device (the "Definitive"), an automated staining device that improves the efficiency and accuracy of small to medium-scale slide staining laboratory operations. The Definitive is capable of staining up to three slides simultaneously under controlled conditions. The Definitive's chief advantages are its small size (having a footprint of just 12 inches wide by 14 inches long), its self-containment allowing it to be placed anywhere in the laboratory (as opposed to other staining devices which require placement in close proximity to drains and water supplies), its efficiency and reliability when compared to the chief alternative--manually preparing slides, and its relatively low cost. The Definitive achieves increased accuracy, reliability and consistency through the use of a proprietary microchip which regulates with exact precision the amount of reagent timing. That chip also automatically activates an alarm on the Definitive when the stain pack needs to be replaced. Although other automated staining devices are commercially available that are capable of staining as many as 70 to 100 slides simultaneously, such equipment is cost-prohibitive for smaller laboratories, research institutions and hospitals. The Company believes that the Definitive will fill an important market need for smaller laboratories, clinics and POLs, whose only alternative is labor-intensive, inefficient and less-reliable manual preparation of slides by laboratory technicians. The Company estimates that there is a $250 million market for automated staining devices.

     The Company manufactures and markets various custom-designed stainer packs for use with the Definitive. The Company anticipates that as more units are sold over time, the provision of stainer packs for the devices will create a substantial opportunity to capitalize on a continuing stream of revenues. The Definitive is covered by a 1-year manufacturer's warranty that is serviced by Volu-Sol. Under that warranty arrangement, Volu-Sol will repair or replace any defective unit without charge to the end-purchaser. The same warranty is extended by the manufacturer to Volu-Sol. Consequently, the Company incurs no expense on repairs or replacements made under warranty.

     Manufacturing

     The Company historically has manufactured the majority of the stains, solutions, reagents, powders and other chemical compounds that make up its product line, and intends to continue to do so for the foreseeable future. Volu-Sol's chemical manufacturing process consists of the purchase by Volu-Sol of certain raw materials, including bulk chemicals such as alcohol, ethanol, methanol and various powders and stains. These chemicals are purchased from different suppliers and are widely available. The ingredients are then mixed in vats on Volu-Sol's premises in accordance with certain non-proprietary formulas. The finished stains are then bottled and appropriately labeled and sold through medical supply distributors and OEMs. Since it has been engaged in the medical diagnostic stain industry, the Company has refined its production capabilities such that it presently is able to manufacture its products to exacting clinical standards. It also has developed a quality control program that allows it to both maintain the reliability, integrity and uniformity of its product line and to quickly and accurately identify and resolve any potential problem by keeping detailed production records by lot. With respect to the ancillary equipment sold by the Company in connection with its stains, solutions, reagents, and other chemicals, such as glass slides, manual staining equipment, and other related laboratory equipment and supplies, such products are manufactured by third parties and can easily be obtained from a number of suppliers.

     With respect to the Definitive, the Company has entered into a worldwide exclusive licensing agreement (the "License Agreement") with GG&B Engineering, Inc. ("GG&B"), a Texas corporation with its principal place of business in Wichita Falls, Texas. GG&B owns the technology underlying the proprietary microchip that is packaged with the stain packs used with the Definitive. Under the License Agreement, GG&B manufactures the Definitive on an as-needed basis. GG&B also provides the proprietary microchip that is packaged with the stain packs. Other than copyright protection as to the code incorporated in the proprietary microchips, neither the Company nor GG&B claim any proprietary interest in the technology incorporated into the Definitive. Under the License Agreement, Volu-Sol is obligated to use its best efforts to promote the sale and distribution of the Definitive, in return for which GG&B must provide Volu-Sol with its requirements for the Definitive and microchips during the term of the Agreement, with a minimum purchase requirement of 600 units per year. Upon a default by the Company, GG&B has the right, under the License Agreement, to convert the license into a nonexclusive license and grant to others the right to distribute the Definitive upon written notice to Volu-Sol. The License Agreement was signed on October 21, 1996. Unless it is terminated earlier in accordance with its terms, the License Agreement is perpetual. The Company has no experience in manufacturing hardware devices such as the Definitive and does not have any manufacturing facilities for such products. Consequently, the Company is presently dependent and will continue to depend on third parties such as GG&B to manufacture products other than stains, solutions and other related chemical products. In the event that the Company's relationship with GG&B is disrupted or is no longer viable due to financial or other difficulties of GG&B or the Company, or otherwise, or if the Company is unable to obtain third-party manufacturing for any products it may add to its line in the future, its operations and ability to generate revenue would be adversely affected.

     The manufacture of the Company's products is subject to the Food and Drug Administration's current Good Manufacturing Practices ("cGMP") regulations. These regulations require that the Company manufacture its products and maintain its documents in a prescribed manner with respect to manufacturing, testing and control activities. No assurance can be given that the Company's third-party manufacturers will comply with cGMP regulations or other regulatory requirements now or in the future. The Company's current dependence upon third parties for the manufacture of its products may adversely affect its profit margin, if any, on the sale of future products and the Company's ability to deliver products on a timely and competitive basis. The Company is inspected on a routine basis for compliance with applicable FDA laws and regulations, in particular the extent to which it observes cGMP regulations in connection with the manufacture of its chemical products. Further, the Company is required to comply with various FDA requirements for labeling. If the FDA believes the Company is not in compliance with the applicable laws or regulations, it can institute proceedings to detain or seize the Company's products, issue a recall, enjoin future violations and assess civil and criminal penalties against the Company, its officers or its employees. The FDA may proceed to ban, or request recall, repair, replacement or refund of the cost of, any product manufactured or distributed by the Company.

     Quality Control

     The Company places great emphasis on providing quality products to its customers. An integrated network of quality systems, including control procedures that are implemented by technically trained professionals, result in strict requirements for manufacturing and packaging materials. On a statistical sampling basis, a quality assurance organization tests components and finished goods at different stages in the manufacturing process to assure that exacting standards are met. Customers may return defective merchandise for credit or replacement. In recent years, such returns have been insignificant.

     Marketing and Sales

     The Company markets and sells its products through a network of regionally located medical diagnostic laboratory supply distributors. The Company also employs in-house sales personnel who are involved in sales through direct personal contact with potential customers and attending industry and trade shows. The Company intends to expand its in-house distribution capacity through acquisition of small medical product distributors. The Company intends to increase its marketing and sales efforts, capital permitting, by attending more trade shows, establishing distributor relationships in Europe, South America and Asia, and placing advertisements in periodic trade journals and publications.

     Availability of Raw Materials

     The principal raw materials for the stains, solutions and other chemical products of the Company are "off-the-shelf" bulk chemicals that can be purchased from any of a number of chemical companies. The Company believes that it maintains adequate supplies of raw materials on hand to allow it to continue to manufacture products and meet customer demand, and that those materials that it does not produce internally are readily available from multiple sources.

     Competition

     The Company believes that Volu-Sol's products have a good reputation in the marketplace and are competitively priced. However, the medical diagnostic industry in general and the medical diagnostic stain industry in particular are, or potentially could be, very competitive, with several large chemical, medical and laboratory supply companies dominating the market, many if not all of which have vastly greater manufacturing capabilities, financial resources, scientific expertise, research resources and much more pervasive, mature and experienced marketing operations. Accordingly, Volu-Sol is subject to intense competition and is subject to the pricing and distribution policies of these large competitors. Currently, Volu-Sol's sales amount to less than 1% of total industry sales. There can be no assurance that, in light of the level of competition in the industry in which the Company operates, it will be able to achieve or sustain profitable operations.

     Patents and Proprietary Rights

     The Company does not own any patents and does not believe that patent protection is available for any of its products or processes. To the extent that the Definitive and the stain packs that are marketed for use with that device incorporate proprietary technologies, the Company licenses such technologies from GG&B under the License Agreement. The Company claims the name "Volu-Sol" as a trademark. The Company also believes that certain aspects of its manufacturing, production and marketing operations are proprietary and has generally sought to protect its interests by treating its know how as trade secrets and by requiring all employees to execute confidentiality agreements with the Company. The Company believes that its processes can only be understood from direct observation and are not ascertainable by examination of the end product. However, there can be no assurance that others will not independently develop the same or similar information, obtain unauthorized access to the Company's proprietary information or misuse information to which the Company has granted access.

     Government Regulation

     Following are brief summaries of some of the Federal laws and regulations which may have an impact on the Company's business. These summaries are only illustrative of the extensive regulatory requirements of the Federal, state and local governments and are not intended to provide the specific details of each law or regulation.

The Clean Air Act, as amended, and the regulations promulgated thereunder, regulates the emission of harmful pollutants to the air outside of the work environment. Federal or state regulatory agencies may require companies to acquire permits, perform monitoring and install control equipment for certain pollutants.

The Clean Water Act, as amended, and the regulations promulgated thereunder, regulates the discharge of harmful pollutants into the waters of the United States. Federal or state regulatory agencies may require companies to acquire permits, perform monitoring and to treat waste water before discharge to the waters of the United States or a Publicly Owned Treatment Works (POTW).

The Occupational Safety and Health Act of 1970, including the Hazard Communication Standard ("Right to Know"), and the regulations promulgated thereunder, requires the labeling of hazardous substance containers, the supplying of Material Safety Data Sheets ("MSDS") on hazardous products to customers and hazardous substances the employee may be exposed to in the workplace, the training of the employees in the handling of hazardous substances and the use of the MSDS, along with other health and safety programs.

The Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated thereunder, requires certain procedures regarding the treatment, storage and disposal of hazardous waste.

The Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Superfund Amendments and Reauthorization Act of 1986, and the regulations promulgated thereunder, require notification of certain chemical spills and notification to state and local emergency response groups of the availability of MSDS and the quantities of hazardous materials in the Company's possession.

The Toxic Substances Control Act of 1976, requires reporting, testing and pre-manufacture notification procedures for certain chemicals. Exemptions are provided from some of these requirements with respect to chemicals manufactured in small quantities solely for research and development use.

The Department of Transportation has promulgated regulations pursuant to the Hazardous Materials Transportation Act, referred to as the Hazardous Material Regulations, which set forth the requirements for hazard labeling, classification and packaging of chemicals, shipment modes and other goods destined for shipment in interstate commerce.

     Without limiting the generality of the foregoing, a summary of how certain specific governmental regulations affect the Company's operations is as follows. The Company engages principally in the business of selling products which are not foods or food additives, drugs or cosmetics within the meaning of the Federal Food, Drug and Cosmetic Act, as amended (the "FDC Act"). Nevertheless, the chemicals used to produce the medical diagnostic stains manufactured and sold by Volu-Sol have a methanol base and generally are classified as hazardous materials the use of which subjects the Company to one or more of the regulatory schemes described above. Additionally, the manufacturing and shipping operations of Volu-Sol are heavily regulated by federal, state and local environmental, health and safety authorities. Volu-Sol is subject to the FDA's cGMP standards and applicable Occupational Safety and Health Administration ("OSHA") regulations. Representatives of the FDA periodically conduct inspections at Volu-Sol's facilities regarding the cleanliness and safety standards followed in the manufacturing process. Moreover, representatives of OSHA periodically conduct inspections of Volu-Sol's facilities for compliance with applicable safety and health regulations. The Company believes that Volu-Sol is in compliance in all material respects with applicable environmental, health and safety laws, rules and regulations. There can be no assurance, however, that the Company will not in the future be found in violation of some or all of these regulations, which could materially and adversely affect the Company and its operations.

     Research and Development

     The Company has not invested material amounts in research and development because of the extent of the product line acquired when Biomune purchased the assets comprising the Volu-Sol business. The Company does not presently anticipate investing materially different amounts in research and development activities for the foreseeable future.

     Dependence on Major Customers

     Barrett Healthcare Corporation ("Barrett"), a former distributor of the Company's products, accounted for more than 10% of Volu-Sol's total revenues in fiscal years 1994 and 1995. During fiscal years 1994 and 1995 sales to Barrett accounted for approximately 15% and 17%, respectively, of Volu-Sol's (and prior to July 27, 1995, the Volu-Sol Medical Division's) total revenues. Barrett ceased operations in March 1996. Prior to ceasing operations, Barrett accounted for approximately 12% of Volu-Sol's sales through March 1996. Except for Barrett, no other medical supply distributor or company has accounted for more that 10% of Volu-Sol's revenues. After Barrett, Hardy Diagnostics Corporation historically has been the next largest medical supply distributor for Volu-Sol's products, representing less than 10% of Volu-Sol's revenues. Almost 80% of Volu-Sol's sales are accomplished through medical supply distributors who carry a large range of products for medical laboratories.

     Employees

     The Company has 9 full time employees. The Company will, as needed, hire additional employees or sub-contract the balance of its personnel requirements through independent contractors. The Company's manufacturing operations do not require specially-skilled employees and the Company believes that it will be able to satisfy its labor requirements for the foreseeable future. None of the Company's employees are represented by a collective bargaining arrangement, and the Company believes its relationship with its employees is good.

Item 2.  Management's Discussion and Analysis or Plan of Operation

     The following Management's Discussion and Analysis or Plan of Operation contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the heading "Risk Factors," set forth below in this Item 2.

     In an effort to increase Volu-Sol's revenues, in fiscal year 1994, the Company reorganized Volu-Sol's (then the Volu-Sol Medical Division's) management and emphasized increasing its revenues. During fiscal year 1995, Volu-Sol experienced an approximately 25% increase in its revenues resulting in part from this reorganization and in part from the Company's efforts to increase Volu-Sol's revenues. During the months of June, July and August, 1997, the Company generated approximately $39,000 per month in revenues. In order to provide greater production capacity and efficiencies and enhanced customer service with a view to further increasing Volu-Sol's revenues, in October 1996, the Company relocated Volu-Sol's production facilities to the Salt Lake City, Utah metropolitan area, closer to its former parent's (Biomune Systems, Inc.'s)current principal place of business.

Results of Operations

Nine Months ended June 30, 1997 compared to nine months ended June 30, 1996

     During the nine months ended June 30, 1997, the Company generated revenues totaling $368,731 compared to $338,016 for the same period in 1996. Cost of goods sold increased from $280,939 for the nine months ended June 30, 1996, to $301,870 for the nine months ended June 30, 1997.

     Selling, general and administrative expenses decreased from $828,522 for the nine months ended June 30, 1996 to $542,524 for the nine months ended June 30, 1997. During the nine months ended June 30, 1996 the Company moved its operations from Henderson, Nevada to Salt Lake City, Utah, and incurred numerous expenses and write-offs because of the move. The move of the manufacturing facilities accounts for the higher expenditures in 1996.

     The Company incurred a net loss of $475,663 for the nine months ended June 30, 1997 compared to $804,236 for the nine months ended June 30, 1996. During the nine months ended June 30, 1996, the Company incurred significant expenses with moving its facility from Henderson, Nevada to Salt Lake City, Utah.

Fiscal Year 1996 Compared to Fiscal Year 1995

     During the fiscal year ended September 30, 1996, the Company generated revenues of $434,691 compared to $458,981 for the fiscal year ended September 30, 1995. The decrease in revenues resulted from a decision to discontinue selling products to a customer as a result of that customer's deteriorating financial condition. Sales to the customer previously had represented more than 10 percent of Volu-Sol's total revenue. Cost of sales was $357,471 for the fiscal year ended September 30, 1996 compared to $369,373 for the fiscal year ended September 30, 1995. A gross margin of 18% was achieved for the fiscal year ended September 30, 1996 compared to a gross margin of 20% for the fiscal year ended September 30, 1995.

     Selling, general and administrative expenses increased from $707,393 during fiscal 1995 to $1,446,651 during fiscal 1996. The increase in selling general and administrative expenses was primarily a result of (1) the Company moving its operations from Henderson, Nevada to Salt Lake City, Utah and (2) the expenses associated with a concentrated marketing effort.

     The Company incurred a net loss of $1,402,222 in fiscal year 1996 compared to $617,785 during fiscal year 1995. This increase in net loss is attributable to an increase in selling, general and administrative expenses associated with the Company moving its facilities from Henderson, Nevada to Salt Lake City, Utah, and a concentrated marketing effort the Company undertook to sell its products.

     Fiscal Year 1995 Compared to Fiscal Year 1994

     During the fiscal year ended September 30, 1995, the Company generated revenues totaling $458,981 compared to $365,189 for the fiscal year ended September 30, 1994. The increase in revenues resulted from a concentrated effort to market and sell the Company's products. Cost of sales was $369,373 for the fiscal year ended September 30, 1995 compared to $250,121 for the fiscal year ended September 30, 1994. A gross margin of 20% was achieved for fiscal year ended September 30, 1995, compared to a gross margin of 32% for the fiscal year ended September 30, 1994, due primarily to increased labor expense and a one-time write-off of obsolete inventory.

     Selling, general and administrative expenses increased from $445,434 during fiscal year ended September 30, 1994 to $707,393 for the fiscal year ended September 30, 1995. This increase was the result of a concentrated marketing effort the Company undertook to sell its products.

     The Company incurred a net loss of $318,150 in fiscal year 1994 compared to $617,785 for fiscal year 1995. This increase in net loss is attributable to an increase in selling, general and administrative expenses associated with a concentrated marketing effort the Company undertook during fiscal year 1995.

     Liquidity and Capital Resources

     The Company currently is unable to finance its operations solely from its cash flows from operating activities. From October 1, 1993 through September 1, 1997, Biomune financed the Company's operations through a series of loans and other capital contributions totaling approximately $2,750,000. Of this amount, $332,500 represents loans which bear interest at the rate of 10% per year and which are payable on demand. After the Distribution, the Company does not anticipate receiving additional amounts from Biomune, from loans or otherwise. The Company has agreed to sell up to 12,000 shares of Series A 10% Convertible Non-Voting Preferred Stock (the "Series A Preferred"), for a total of up to $2,400,000. The Series A Preferred will be convertible to Common Stock of the Company commencing January 1, 1998. The "conversion price" which is the basis for such conversion is the lesser of (i) 80% of the average closing bid price of the Company's Common Stock for the three trading days immediately preceding the date of conversion or (ii) $1.25 per share. The Company and Biomune have agreed that if the Securities and Exchange Commission has not declared the Company's Registration Statement on Form 10-SB effective within 180 days of its filing, then the holders of the Series A Preferred may exchange such shares as they then hold to Biomune Common Stock. To date, the Company has received subscriptions for $1,225,000 of Series A Preferred, for which cash of $325,000 has been received. Payments for the remaining subscriptions are due as follows: $300,000 upon the Effective Date, $300,000 within 45 days of the Effective Date, and $300,000 within 90 days of the Effective Date.

     The Company intends to use the proceeds from such Offering to repay its indebtedness to Biomune, pay the expenses of the Offering and the Distribution (including legal and accounting fees incurred in each transaction), acquire yet-to-be identified medical product distributors or product rights, and supplement working capital. The Company believes that cash generated by operations, together with the proceeds of the Offering will be sufficient to meet its capital requirements for a minimum of 12 months.

     As of June 30, 1997, the Company had cash and cash equivalents of $110,605 and a working capital deficit of $71,448 as compared to cash of $12,167 and working capital of $94,380 as of September 30, 1996.

     During the nine months ended June 30, 1997, the Company's operating activities used cash of $424,486, much of which was provided primarily by loans and capital contributions from Biomune. Similarly, during fiscal year 1996, the Company's operating activities required cash in the amount of $987,680, which was provided by capital contributions from Biomune. During fiscal year 1995, the Company's operating activities required cash in the amount of $552,261, which was provided primarily by capital contributions from Biomune.

     The Company presently has no credit facility with any commercial lending institution. In the past, the Company has borrowed and received capital from time to time from Biomune, but the Company has no formal financing arrangement, agreement or understanding with Biomune or any other party to provide debt financing in the future.

     The Company has agreed to sell its Series A Preferred shares to raise funds to finance operations, market the Definitive and acquire or develop in-house distribution capacity and new products and devices. There can be no assurance that additional financing will not be needed in the future.

Risk Factors

     This Registration Statement contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Registration Statement.

     Absence of Profitable Operations

     Between the time Biomune acquired the assets used in conducting its medical diagnostic supply business and July 1995 when the Company was incorporated and acquired those assets from Biomune, Biomune's medical diagnostic division did not have profitable operations. Moreover, from the Company's incorporation to date, the Company has not achieved profitable operations and continues to operate at a loss. The Company's present business strategy is to improve its cash flow by adding to its existing product line and expanding its sales and marketing efforts, including the addition of in-house sales personnel. These expanded sales and marketing efforts are expected to be funded through sales of the Company's securities and/or debt, including the Series A Preferred financing which will close in advance of or concurrent with the Distribution. While management believes the cash generated by operations together with the proceeds from the sale of shares of its Series A Preferred will satisfy the Company's ordinary cash requirements for at least 12 months, there can be no assurance that the Company will ever be able to achieve profitable operations or that it will not require additional financing to fulfill its business plan. See "Management's Discussion and Analysis or Plan of Operation."

     "Going Concern" Issues

     The financial statements of the Company have been prepared on the assumption that the Company will continue as a going concern. The Company's independent public accountants have issued their report dated August 15, 1997 that includes an explanatory paragraph stating that the Company's recurring losses and accumulated deficit raise substantial doubt about the Company's ability to continue as a going concern. The Company's product line is limited and it has been necessary to rely upon loans and capital contributions from Biomune to sustain operations. The Company intends to sell up to $2.4 million of its Series A Preferred to unrelated accredited investors. To date, subscriptions for $1,225,000 of Series A Preferred have been received, for which cash of $325,000 has been received. Payments for the remaining subscriptions are due as follows: $300,000 upon the effective date, $300,000 within 45 days of the Effective Date, and $300,000 within 90 days of the Effective Date. Management believes the proceeds from such offering will provide sufficient capital when combined with revenues from operations to meet the Company's operating cash needs for a minimum of 12 months. Additional financing may be required if the Company is to continue as a going concern. If such additional funding is needed and cannot be obtained, the Company may be required to scale back or discontinue its operations.

     Uncertainty of Future Financial Results

     Profitability depends upon many factors, including the success of the Company's marketing program, the Company's ability to identify and obtain the rights to additional products to add to its existing product line, expansion of its distribution and customer base, maintenance or reduction of expense levels and the success of the Company's business activities. The Company (since its incorporation in July 1995) has an accumulated deficit as of June 30, 1997 of $1,980,849. The Company anticipates that it will continue to incur operating losses in the future or until such time as it is able to successfully market the Definitive or other devices that it may yet add to its product line. The Company's ability to achieve profitable operations will also depend on its ability to develop and maintain an adequate marketing and distribution system. There can be no assurance that the Company will be able to develop and maintain adequate marketing and distribution resources. If adequate funds are not available, the Company may be required to materially curtail or cease its operations. See "Management's Discussion and Analysis or Plan of Operation."

     Lack of Proprietary Technologies

     The Company uses certain trademarks and tradenames with certain of its products. Nevertheless, the Company's core products, medical diagnostic stains and solutions and other biochemical products, as well as the Definitive, are not based on technology proprietary to the Company. Indeed, the majority of the Company's present product line is based on technology that is in the public domain and therefore there are effectively no entry barriers for potential competitors to the Company. The Company has entered into an exclusive license agreement with the third-party entity that owns the intellectual property rights associated with the Definitive and manufactures the Definitive for the Company. There can be no assurance that such third-party entity will be able in the future to adequately protect its proprietary rights upon which the Definitive is based or that such third party will continue to manufacture the Definitive on terms favorable to the Company. If the third party fails to meet its obligations to manufacture a sufficient number of units for any reason, the Company would be forced to locate a new manufacturer for the Definitive which may disrupt and adversely affect the Company's operations.

     Intense Competition

     The medical diagnostic supply and biochemical industries, including those segments devoted to manufacturing and distributing laboratory equipment, stain solutions and chemical reagents are characterized by intense competition. The Company faces, and will continue to face, competition in the stain solution, reagent and related equipment fields. Many, if not most, of the Company's competitors and potential competitors are much larger and consequently have greater access to capital as well as mature and highly sophisticated distribution channels. Some of the Company's larger competitors are able to manufacture chemical products on a much larger scale and therefore presumably would be able to take advantage of economies of scale not presently enjoyed by the Company. Moreover, many of the Company's competitors have far greater name recognition and experience in the medical diagnostic supply industry. There can be no assurance that competition from other companies will not render the Company's products noncompetitive.

     Uncertainties Related to Ability to License Proprietary Technology

     The Company historically has not been involved in research and development of new technologies. Consequently, the Company's success in adding to its existing product line will depend on its ability to acquire or otherwise license competitive technologies and products and to operate without infringing the proprietary rights of others, both in the United States and internationally. No assurance can be given that any licenses required from third parties will be made available on terms acceptable to the Company, or at all. If the Company does not obtain such licenses, it could encounter delays in product introductions while it attempts to adopt alternate measures, or could find that the manufacture or sale of products requiring such licenses is not possible. Litigation may be necessary to defend against claims of infringement, to protect trade secrets or know-how owned by the Company, or to determine the scope and validity of the proprietary rights of others. Such litigation could have an adverse and material impact on the Company and its operations.

     Inability to Adequately Protect Proprietary Information

     The Company relies upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain its competitive position, which it seeks to protect, in part, by confidentiality agreements with its employees and consultants. There can be no assurance that such agreements will not be breached or that they will be enforceable by the Company, or that the Company's trade secrets and know-how will not otherwise be compromised.

     Uncertainty of Ability to Attract and Retain Key Management, Employees and Consultants

     The Company is highly dependent on its executive officers and certain of its scientific, technical and operations employees. The loss of services of any of these personnel could impede the achievement of the Company's objectives. There can be no assurance that the Company will be able to attract and retain qualified executive personnel on acceptable terms.

     Reliance on Third-Party Manufacturing

     The Company's manufacturing experience and capabilities are limited to the manufacture of staining solution, reagent and certain related chemical compounds. With respect to the manufacturing of devices and equipment related to the staining solution products, including without limitation the Definitive, the Company has in the past used, and intends to continue to use, third-party manufacturing resources. Consequently, the Company is dependent on contract manufacturers for the production of existing products and will depend on third-party manufacturing resources to manufacture equipment and devices it may add to its product line in the future. In the event that the Company is unable to obtain or retain third-party manufacturing, it will not be able to continue its operations as they relate to the sale of equipment and devices. The Company's current dependence upon a third party for the manufacture of the Definitive may adversely affect its profit margins and the Company's ability to deliver products on a timely and competitive basis.

     Environmental Risks

     The chemical manufacturing processes of the Company involve the controlled use of hazardous materials. The Company is subject to federal, state and local laws and regulations governing the use, manufacture, storage, ha ndling and disposal of such materials and certain waste products. Although the Company believes that its activities currently comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. In addition, there can be no assurance that the Company will not be required to incur significant costs to comply with environmental laws and regulations in the future.

     Sufficiency of Marketing and Sales Capabilities

     The Company sells its products to approximately 75 independent distributors who are free to resell the products. In order to achieve profitable operations, the Company must maintain its current base of sales staff and must expand that base in the future. There can be no assurance that the Company will be able to enter into arrangements with qualified sales staff if and when such additional staff are required. The Company's sales staff will compete with other companies that currently have experienced and well funded marketing and sales operations. To the extent that the Company enters into co-promotion or other marketing and sales arrangements with other companies, any revenues to be received by the Company will be dependent on the efforts of others, and there can be no assurance that such efforts will be successful.

     Potential Product Liability Exposure and Limited Insurance Coverage

     The use of any of the Company's existing or potential products in laboratory or clinical settings may expose the Company to liability claims. These claims could be made directly by persons who assert that inaccuracies or deficiencies in their test results were caused by defects in the Company's products. Alternatively, the Company could be exposed to liability indirectly by being named as a third-party defendant in actions brought against companies or persons who have purchased the Company's products. The Company has obtained limited product liability insurance coverage in the amount of $1 million per occurrence and $2 million in the aggregate. The Company intends to expand its insurance coverage on an as-needed basis as its sales revenue increases. However, insurance coverage is becoming increasingly expensive, and no assurance can be given that the Company will be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect the Company against losses due to liability. There can also be no assurance that the Company will be able to obtain commercially reasonable product liability insurance for any products added to its product line in the future. A successful product liability claim or series of claims brought against the Company could have a material adverse effect on its business, financial condition and results of operations.

     Uncertainty Related to Health Care Reform Measures and Third-Party Reimbursement

     Political, economic and regulatory influences are likely to lead to fundamental change in the health care industry in the United States. Numerous proposals for comprehensive reform of the nation's health care system have been introduced in Congress over the past years. In addition, certain states are considering various health care reform proposals. The Company anticipates that Congress and state legislatures will continue to review and assess alternative health care delivery systems and payment methodologies, and that public debate of these issues will likely continue in the future. Due to uncertainties regarding the ultimate features of reform initiatives and their enactment and implementation, the Company cannot predict which, if any, reforms will be adopted, when they may be adopted, or what impact they may have on the Company. The Company's ability to earn sufficient returns on its products may also depend in part on the extent to which reimbursement for the costs of such products will be available from government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price and cost effectiveness of medical products and services, including medical diagnostic procedures. There can be no assurance that adequate reimbursement will be available or sufficient to allow the Company to sell its products on a competitive basis.

Certain Tax Considerations

     Biomune has not sought or received and does not intend to seek a ruling from the IRS to the effect, among other things, that the Distribution will qualify as a tax free distribution under Section 355 of the Code. If the Distribution were not to qualify under Section 355 of the Code, then in general, a corporate tax would be payable by the consolidated group of which Biomune is the common parent based upon the difference between (i) the fair market value of Company Common Stock and (ii) the adjusted basis of Volu-Sol Common Stock. The corporate level tax would be payable one-half by Biomune and one-half by the Company. In addition, under the consolidated return regulations, each member of the consolidated group (including the Company) is severally liable for such tax liability. Furthermore, if the Distribution were not to qualify under Section 355 of the Code, then each holder of Biomune Common Stock who receives shares of Volu-Sol Common Stock in the Distribution would be treated as if such shareholder received a taxable distribution in an amount equal to the fair market value of Volu-Sol Common Stock received, which would result in (i) a dividend to the extent paid out of Biomune's current and accumulated earnings and profits; then (ii) a reduction in such shareholder's basis in Biomune Common Stock to the extent the amount received exceeds the amount referenced in clause (i); and then (iii) gain from the exchange of Biomune Common Stock to the extent the amount received exceeds the sum of the amounts referenced in clauses (i) and (ii).

Fraudulent Transfer Considerations; Legal Dividend Requirements

     It is a condition to the consummation of the Distribution that the Biomune Board shall have determined the permissibility of the Distribution under Nevada corporation law. In February 1997, the Biomune Board made such a determination. There is no certainty, however, that a court would find the decision of the Biomune Board to be binding on creditors of the Company and Biomune or that a court would reach the same conclusions as the Biomune Board in determining whether the Company or Biomune was insolvent at the time of, or after giving effect to, the Distribution. If a court in a lawsuit by an unpaid creditor or representative of creditors, such as a trustee in bankruptcy, were to find that at the time Biomune effected the Distribution, the Company or Biomune, as the case may be, (i)was insolvent; (ii) was rendered insolvent by reason of the Distribution; (iii) was engaged in a business or transaction for which the Company's or Biomune's remaining assets, as the case may be, constituted unreasonably small capital; or (iv) intended to incur, or believed it would incur, debts beyond its ability to pay as such debts matured, such court may be asked to void the Distribution (in whole or in part) as a fraudulent conveyance and require that the shareholders return the special dividend (in whole or in part) to Biomune or require the Company to fund certain liabilities for the benefit of creditors. The measure of insolvency for purposes of the foregoing will vary depending upon the jurisdiction whose law is being applied. Generally, however, the Company or Biomune, as the case may be, would be considered insolvent if the fair value of their respective assets were less than the amount of their respective liabilities or if they incurred debt beyond their ability to repay such debt as it matures. The Biomune Board and management believe that, in accordance with their own examination of the financial statements of Biomune and the Company and expected capital infusions concurrent with or in advance of the Distribution, the Company will be solvent at the time of the Distribution (in accordance with the foregoing definitions), will be able to repay or refinance its debts as they mature following the Distribution and will have sufficient capital to carry on its business.

Item 3.  Description of Property

     The Company leases approximately 11,500 square feet of laboratory facilities at 5095 West 2100 South, West Valley City, Utah. The leased premises serve as the Company's manufacturing, warehouse and shipping facilities as well as its corporate headquarters and offices. Base monthly rent payments are $4,620 until November 1997, after which the monthly base rent amount will be adjusted according to changes in the Consumer Price Index. The leased premises originally were leased by Biomune, but Biomune has assigned its rights under the lease to the Company. The lessor of the Company's facility is an unaffiliated third party. The lease was the product of arms-length negotiations. The lease extends through November 2000. The Company believes that its facilities will be adequate to meet its needs at least through fiscal year 1998.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

     Presently, Volu-Sol is a wholly owned subsidiary of Biomune. In the Distribution, each holder of Biomune Common Stock at March 5, 1997 will receive one share of Volu-Sol Common Stock for every ten shares of Biomune Common Stock held at that date. In addition, the Company will reserve a total of 323,118 shares of Common Stock for issuance in connection with the conversion of the Biomune Preferred Stock outstanding at March 5, 1997. The Company also will reserve a total of 709,602 shares of Common Stock for issuance upon exercise of the Add-on Volu-Sol Options and 247,059 shares of Common Stock for issuance upon exercise of certain warrants to acquire Biomune Common Stock.

     The following table sets forth certain information on a pro forma basis regarding beneficial ownership of the Company's Common Stock after giving effect to the Distribution of 2,111,216 shares of Common Stock (i) by each person (or group of affiliated persons) who is expected by the Company to own beneficially more than 5 percent of the outstanding shares of Common Stock,
(ii) by each director and Named Executive Officer of the Company, and (iii) by all of the directors and executive officers of the Company as a group. As of March 5, 1997, Biomune had 21,112,156 shares of Common Stock issued and outstanding. The chart below does not give effect to the possible conversion of the Biomune Preferred Stock or the Company's Series A Preferred.

Name and Address                   Shares of Common Stock
of Beneficial Owner (1)            Beneficially Owned (2)   Percentage of Class
______________________________     ____________________     ___________________

David G. Derrick (3)                      169,850                   7.60%
2401 S. Foothill Dr.
Salt Lake City, Utah 84109

Leviticus Trust (4)                       210,755                   9.98%
1233 Beech Street, #315
Atlantic Beach, NY 11509

Michael G. Acton (5)                       23,544                   1.10%
(Director and Executive Officer)

James R. Derrick                             -                       -
(Director)

Jack W. Job                                  -                       -
(Director)

All executive officers and
directors as a group (3 persons)           23,544                   1.10%
______________________________

(1) Unless otherwise indicated, such person's address is the same as the Company's address.

(2) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this Memorandum upon the exercise of options or warrants. Each beneficial owner's percentage of ownership is determined by assuming that options or warrants held by such person (but not those held by any other person) and exercisable within 60 days from the date of this Memorandum have been fully exercised. Unless otherwise noted, the Company believes the persons named in this table will possess sole voting and investment power with respect to all shares of Common Stock shown as being beneficially owned. Percentages are calculated based on 2,111,216 shares of Common Stock outstanding immediately following the Distribution (as adjusted for shares deemed to be beneficially owned by such shareholder).

(3) David Derrick will own 45,850 shares of Common Stock directly and will receive options to purchase 124,000 shares of Common Stock. Mr. Derrick is the CEO and Chairman of Biomune and the brother of the Company's President, James R. Derrick.

(4) The Leviticus Trust will own approximately 210,755 shares of Common Stock directly.

(5) Mr. Acton will own approximately 44 shares of Common Stock directly and will hold options to purchase 23,500 shares of Common Stock.

Except for the matters described herein, there are no arrangements known to the Company, the operation of which may, at a subsequent date, result in a change of ownership or control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons

     Executive Officers, Key Employees and Directors

     The executive officers and directors of the Company are as follows:

     Name                        Age                     Position
----------------------     ----------------     -------------------------
Michael G. Acton                 34             Chairman, Chief Executive
                                                Officer and Chief Financial
                                                Officer

James R. Derrick                 53             President, Director

Jack W. Job                      35             Director

Michael G. Acton, CPA. Mr. Acton has been Chairman, Chief Financial Officer, and Chief Executive Officer of Volu-Sol since February 1997. He has also been Chief Financial Officer and Controller of Biomune since October 1994. From June 1989 through October 1994, Mr. Acton was employed by Arthur Andersen LLP in Salt Lake City, Utah, where he performed various tax, audit and business advisory services. Mr. Acton received a Bachelor of Science degree in Accounting in 1988 and a Master of Professional Accountancy degree in 1989, both from the University of Utah. He is a Certified Public Accountant in the State of Utah. Biomune has a class of securities registered under the Securities Exchange Act of 1934 and, until the consummation of the Distribution was the parent of the Company.

James R. Derrick. Mr. Derrick has been the Company's President since February 1997, and a director since May 1997. Between July 1994 and February 1997, he was employed as a business and engineering consultant by Derrick Consultants. From October 1979 to July 1994, Mr. Derrick was the chief executive officer of Crib Retaining Walls, Inc., a manufacturing and construction firm based in North Salt Lake, Utah. Mr. Derrick received a Bachelor of Science degree in Industrial Engineering from the University of Utah in 1971.

Jack W. Job. Mr. Job has been a director of the Company since May 1997. He presently is the Chief Financial Officer of Utah Technology Finance Corporation located in Salt Lake City, Utah. Prior to his present position with UTFC, from May 1990 to May 1995, Mr. Job was employed by Arthur Andersen LLP in its Salt Lake City office as a senior accountant performing tax and audit functions. He is a Certified Public Accountant and a member of the Utah Association of Certified Public Accountants and the American Institute of Certified Public Accountants. Mr. Job received a bachelor of science degree and masters of accountancy degree (Magna Cum Laude) from Brigham Young University.

In addition to the foregoing executive officers and directors, the Company expects the following employee to make significant contributions to the Company:

Dawn Perdue. Ms. Perdue, age 36, is Director of Operations and acts as the Company's Compliance Officer for regulatory affairs. She came to the Company in October 1995 with more than 12 years experience in science and management positions in clinical and industrial operations. Prior to joining the Company, Ms. Perdue was Manager of Research and Development of Genzyme Corporation, a leading biotechnical company. She graduated in biology from Western New England College (Massachusetts) and has a Certificate of Special Studies in Administration from Harvard University.

None of the Company's executive officers or directors are related to any other executive officer or director of the Company.

Item 6.  Executive Compensation

EXECUTIVE COMPENSATION

     Since March 1997, the Company has paid Mr. Acton, its Chief Executive Officer, Chief Financial Officer, and Chairman, a consulting fee of $6,000 per month. No executive officer or employee of the Company is paid more than $100,000 per year in salary and benefits. Mr. Acton provides his services on a part-time basis. Following the Distribution, he will continue to provide such services on the same basis. He also serves as Chief Financial Officer of Biomune. The Company's President, James R. Derrick, receives an annual salary of $60,000.

DIRECTOR COMPENSATION

     Members of the Board of Directors who are not employees of the Company are paid $500 for each meeting of the Board of Directors attended. Following the Distribution, this fee is to be paid $250 in cash and $250 in shares of the Company's Common Stock, valued based upon the fair market value of such shares.

EMPLOYMENT AGREEMENTS

     Aside from the payments described above to Mr. Acton and to Mr. Derrick, there are no consulting or employment contracts with management at this time.

STOCK PLANS
The 1997 Volu-Sol, Inc. Transition Plan

     The Company has adopted the 1997 Volu-Sol, Inc. Transition Plan (the "Transition Plan") to govern the issuance and exercise of certain options to purchase the Company's Common Stock. Certain officers, directors and employees of Biomune have been granted options to purchase shares of Biomune Common Stock (the "Biomune Options"). The Biomune Options have been granted pursuant to various stock plans of the Company (the "Biomune Plans"). The Biomune Plans give the committee of the Biomune Board that administers the plans (the "Biomune Plan Committee") the authority to make equitable adjustments to outstanding Biomune Options in the event of certain transactions, of which the Distribution is one.

     The Biomune Plan Committee and the Biomune Board have determined that, immediately prior to the Distribution, each Biomune Option will be divided into two separately exercisable options: (i) an option to purchase Volu-Sol Common Stock (the "Add-on Volu-Sol Option") in an amount that would have been issued in the Distribution in respect of the shares of Biomune Common Stock subject to the applicable Biomune Option, if such Biomune Option had been exercised in full immediately prior to the Distribution Record Date, and containing substantially equivalent terms as the existing Biomune Option, and
(ii) an option to purchase Biomune Common Stock (an "Adjusted Biomune Option"), exercisable for the same number of shares of Biomune Common Stock as the corresponding Biomune Option had been. The per share exercise price of the Biomune Option will remain the same in the Adjusted Biomune Option, and all other terms of such Biomune Option will remain the same in all material respects. The Add-on Volu-Sol Option will carry an option exercise price per share equal to the price per share of the exercise price under the Biomune Option.

     As a result of the foregoing, certain persons who remain Biomune employees or non-employee directors after the Distribution and certain persons who were Biomune employees prior to the Distribution but become Volu-Sol employees after the Distribution will hold both Adjusted Biomune Options and separate Add-on Volu-Sol Options. The obligations with respect to the Adjusted Biomune Options and Add-on Volu-Sol Options held by Biomune employees and non-employee directors following the distribution will be obligations solely of Biomune. The obligations with respect to the Adjusted Biomune Options and the Add-on Volu-Sol Options held by persons who are Volu-Sol employees following the distribution and are no longer Biomune employees will be obligations solely of Volu-Sol. The Company will reserve a total of 709,602 shares of Common Stock for issuance upon exercise of the Add-on Volu-Sol Options.

     The Transition Plan will be administered by the Board of Directors or a Committee of the Board of Directors appointed by the Board.

     Other Stock Purchase Rights

     Biomune has granted rights to purchase Biomune Common Stock in the form of warrants (the "Biomune Warrants"). Under the agreements governing the grant and exercise of the Biomune Warrants, Biomune has agreed to issue to the holders of such rights securities otherwise issuable with respect to the Biomune Common Shares underlying the Biomune Warrants if and to the extent the Biomune Warrants are exercised. Consequently, if the holders of the Biomune Warrants exercise their rights thereunder, Biomune must issue to those holders one share of Volu-Sol Common Stock for each ten shares of Biomune Common Stock issued in connection with such exercise. Volu-Sol has agreed to sell to Biomune the shares of Volu-Sol Common Stock needed to meet this obligation of Biomune. The purchase price of such shares of Volu-Sol Common Stock will be a sum equal to 10% of the consideration received by Biomune in exercise of the Biomune Warrants. The Company will reserve 247,059 shares of Common Stock for issuance upon exercise of the Biomune Warrants. If all of such Biomune Warrants are exercised, the Company will receive $588,000 from Biomune as consideration for the Volu-Sol Common Stock sold to Biomune as described above.

     The 1997 Volu-Sol, Inc. Stock Incentive Plan

     The Company has adopted the 1997 Volu-Sol, Inc. Stock Incentive Plan ("1997 Plan"). The 1997 Plan was approved by action of Biomune, the sole shareholder of the Company, in August 1997. Under the 1997 Plan, the Company may issue stock options, stock appreciation rights ("SARs"), restricted stock awards, and other incentives to employees, officers and directors of the Company. The principal features of the 1997 Plan are summarized below, but the following Summary is qualified in its entirety by the written plan.

     The 1997 Plan provides for the award of incentive stock options to key employees and directors of the Company and the award of nonqualified stock options, stock appreciation rights, bonus rights, and other incentive grants to employees and certain non-employees who have important relationships with the Company or its subsidiaries. 5,000,000 shares are available for issuance pursuant to awards granted under the 1997 Plan. To date no awards of any kind have been made under the 1997 Plan. The Board of Directors presently acts as the committee that administers the 1997 Plan (the "Plan Committee").

     Stock Option Grants. The Plan Committee may grant Incentive Stock Options ("ISOs") and Non-Statutory Stock Options ("NSOs") under the 1997 Plan. With respect to each option grant, the Plan Committee will determine the number of shares subject to the option, the option price, the period of the option, the time or times at which the option may be exercised (including whether the option will be subject to any vesting requirements and whether there will be any conditions precedent to exercise of the option), and the other terms and conditions of the option.

     Stock Appreciation Rights ("SARs") may be granted under the 1997 Plan. Each SAR entitles the holder, upon exercise, to receive from the Company an amount equal to the excess of the fair market value on the date of exercise of one share of Common Stock of the Company over its fair market value on the date of grant (or, in the case of a SAR granted in connection with an option, the excess of the fair market value of one share of Common Stock of the Company over the option price per share under the option to which the SAR relates), multiplied by the number of shares covered by the SAR, may be made in Common Stock, in cash, or in any combination of Common Stock and cash. No SARs have been granted under the 1997 Plan.

     Restricted Stock. The Plan Committee may issue shares of Common Stock under the 1997 Plan subject to the terms, conditions, and restrictions determined thereby. Upon the issuance of restricted stock the number of shares reserved for issuance under the 1997 Plan will be reduced by the number of shares issued. No restricted shares have been granted under the 1997 Plan.

     Cash Bonus Rights. The Plan Committee may grant cash bonus rights under the 1997 Plan in connection with (i) options granted or previously granted,
(ii) SARs granted or previously granted, (iii) stock bonuses awarded or previously awarded and (iv) shares issued under the 1997 Plan. No bonus rights have been granted under the 1997 Plan.

     Changes in Capital Structure. The 1997 Plan provides that if the outstanding Common Stock of the Company is increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company or of another corporation by reason of any recapitalization, stock split or certain other transactions, appropriate adjustment will be made by the Plan Committee in the number and kind of shares available for grants under the 1997 Plan. In addition, the 1997 Plan Committee will make appropriate adjustments in the number and kind of shares as to which outstanding options will be exercisable. In the event of a merger, consolidation or other fundamental corporate transformation, the Board may, in its sole discretion, permit outstanding options to remain in effect in accordance with their terms; to be converted into options to purchase stock in the surviving or acquiring corporation in the transaction; or to be exercised, to the extent then exercisable, during a period prior to the consummation of the transaction established by the Plan Committee or as may otherwise be provided in the 1997 Plan.

Item 7.  Certain Relationships and Related Transactions

     The Company has agreed to indemnify each of its directors and officers to the fullest extent permitted by the Revised Utah Business Corporation Act. See
Item 5 of Part II.

Item 8.  Description of Securities

     Common Stock

     The Company is authorized to issue 50,000,000 shares of Common Stock, $0.0001 par value per share. As of March 5, 1997, there were 21,112,156 shares of Common Stock of Biomune outstanding held of record by approximately 1,070 shareholders. Accordingly, immediately after the Distribution, the Company will have approximately 1,070 shareholders of record and approximately 2,111,216 shares outstanding. The Company also will reserve 323,118 shares of Common Stock for issuance upon conversion of the Biomune Preferred Stock outstanding at March 5, 1997. The Company has agreed with Biomune to sell 247,059 shares of its Common Stock to Biomune to permit Biomune to meet its obligations to deliver Common Stock of the Company upon exercise of certain warrants and options (other than options issued under employee stock option plans). The purchase price of such shares of Common Stock will be a sum equal to 10% of the consideration received by Biomune in connection with the exercise of the right to acquire Biomune Common Stock.

     Holders of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Common Stock are entitled to receive ratably the dividends, if any, that may be declared from time to time by the Board of Directors out of funds legally available for such dividends. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock would be entitled to share ratably in all assets remaining after payment of liabilities and the satisfaction of any liquidation preferences granted the holders of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights and no conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All the outstanding shares of Common Stock are, and the Common Stock to be distributed by Biomune hereby, when issued, will be validly issued, fully paid and non-assessable.

     Preferred Stock

     The Company is authorized to issue 10,000,000 shares of undesignated Preferred Stock, $0.0001 par value per share. Pursuant to the Company's Articles of Incorporation, the Company's board of directors has the authority to amend the Company's Articles of Incorporation, without further shareholder approval, to designate and determine, in whole or in part, the preferences, limitations and relative rights of the Preferred Stock before any issuance of the Preferred Stock and to create one or more series of Preferred Stock and fix the number of shares of each such series and determine the preferences, limitations and relative rights of each series of Preferred Stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, and liquidation preferences. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of Common Stock. The Company has authorized the issuance of 20,000 shares of Series A Preferred and intends to issue up to 12,000 shares of such preferred stock for gross proceeds of up to $2.4 million concurrent with or prior to the Distribution. The Company and Biomune have agreed that if the Securities and Exchange Commission has not declared the Company's Registration Statement on Form 10-SB effective within 180 days of its filing, then the holders of the Series A Preferred may exchange such shares as they then hold to Biomune Common Stock. As of the date of this Registration Statement, the Company has received subscriptions for $1,225,000 of Series A Preferred, for which cash of $325,000 has been received. Payments for the remaining subscriptions are due as follows: $300,000 upon the effective date, $300,000 within 45 days of the Effective Date, and $300,000 within 90 days of the Effective Date. See, "Business."

     Anti-Takeover Provisions

     Certain provisions of Volu-Sol's Articles of Incorporation and Bylaws, as each will be in effect as of the date of Distribution, and of applicable Utah State Corporation Law, have the effect of making more difficult an acquisition of control of Volu-Sol in a transaction not approved by Volu-Sol's Board of Directors.

                                   PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

     Market Information

     Prior to the Distribution, all of the Company's Common Stock was owned by Biomune and consequently there has been no public trading market for the Company's securities. Although the Company anticipates that a public market for over-the-counter trading of the Company's securities may develop after the Distribution is completed, there can be no assurance that such a market will develop or that it will be sustained. At such time, if any, as the Company satisfies applicable entry or listing criteria, the Company may seek to include or list its Common Stock on the NASDAQ Stock Market or a securities exchange. There can be no assurance that the Company will ever be able to satisfy such criteria or that its application for inclusion or listing on the NASDAQ Stock Market or securities exchange will be accepted. After the Distribution, all of the Company's issued stock will be unrestricted and freely salable, except to the extent such Common Stock is owned by affiliates of the Company.

     Holders

     Immediately following the Distribution, the Company anticipates that there will be approximately, 1,070 record holders of the Company's Common Stock.

     Dividends

     Since its incorporation, the Company has not declared any dividend on any of its Common Stock. The Company does not anticipate declaring a dividend on any of its Common Stock for the foreseeable future. The Series A Preferred shares will be entitled to a 10% dividend annually which may be paid in cash or additional shares of Preferred Stock at the option of the Company.

     Transfer Agent and Registrar

     The transfer agent and registrar for the Company's Common Stock will be American Stock Transfer & Trust Company, 40 Wall Street, New York City, New York 10005.

Item 2.  Legal Proceedings

     The Company currently is not a party to, and none of its property is subject to, any pending or threatened legal proceedings which, in the opinion of management, are likely to have a material adverse impact on the financial condition of the Company.

Item 3.  Changes in and Disagreements with Accountants on
         Accounting and Financial Disclosure

     The Company's independent public accountants will be Arthur Andersen LLP. Arthur Andersen LLP are also the independent public accountants of Biomune and in that capacity have performed the audit of the Company's (and its predecessor's) financial statements for the fiscal years ended September 30, 1994, 1995 and 1996. There have been no disagreements with Arthur Andersen LLP on any accounting or financial disclosure issues.

Item 4.  Recent Sales of Unregistered Securities

     The following information sets forth certain information for all securities the Company sold during the past three years without registration under the Securities Act of 1933 (the "Securities Act").

     On July 27, 1995, in connection with the incorporation of the Company as a wholly owned subsidiary of Biomune, 10,000 shares of the Company's Common Stock, consisting of all of the issued and outstanding shares of Common Stock prior to the Distribution, were issued to Biomune. Such issuance was accomplished without registration under the Securities Act in reliance on the exemption afforded by Section 4(2) of the Securities Act. Prior to the Distribution, such securities will be subject to a forward split of approximately 211 for 1 to permit the issuance of a sufficient number of
shares to the shareholders of record of Biomune as of March 5, 1997.   In
addition, the Company will reserve a total of 323,118 shares of Common Stock for issuance upon conversion of the Biomune Preferred Stock outstanding at March 5, 1997, as well as 709,602 shares for issuance upon the exercise of the Add-on Volu-Sol Options and 247,059 shares for issuance upon exercise of the Biomune Warrants.

     The Company has also agreed to issue up to 12,000 shares of its Series A Preferred to accredited investors as described elsewhere herein. Such offer and sale is to be made in accordance with exemptions under Section 4(2) and 3(b) of the Securities Act, including Rule 506 of Regulation D. As of the filing of this Registration Statement, the Company has received subscriptions for a total of $1,225,000. Of this amount, cash of $325,000 has been paid to the Company. Payments for the remaining subscriptions are to be received as follows: $300,000 upon the effective date, $300,000 within 45 days of the Effective Date, and $300,000 within 90 days of the Effective Date. Shares will be issued as payment is received. The Company and Biomune have agreed that if the Commission has not declared the Company's Registration Statement on Form 10-SB effective within 180 days of its filing, then the holders of the Series A Preferred may exchange such shares as they then hold to Biomune Common Stock.

Item 5.  Indemnification of Directors and Officers

     The Company's articles of incorporation and Article VIII of the Company's Bylaws provides for indemnification of the officers and directors to the fullest extent permitted by the provisions of the Utah Revised Business Corporation Act (the "Utah Act").

     Under Section 16-10a-902 of the Utah Act, a corporation may indemnify a past or present director against liability incurred in a proceeding if (1) the director conducted himself in good faith, (2) the director reasonably believed that his conduct was in, or not opposed to, the corporation's best interest, and (3) in the case of any criminal proceeding, the director had no reasonable cause to believe his conduct was unlawful; provided, however, that a corporation may not indemnify a director (i) in connection with a proceeding by or in the right of the corporation in which the director is adjudged liable to the corporation, or (ii) in connection with any other proceeding charging improper personal benefit to him in which he is adjudged liable on the basis that personal benefit was improperly received by him.

     In addition, pursuant to Section 16-10a-903 of the Utah Act, unless limited by the articles of incorporation, a corporation shall indemnify a director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he is party because he is or was a director against reasonable expenses incurred by him in connection with the proceeding.

     Under 16-10a-905 of the Utah Act, an officer is entitled to the benefit of the same indemnification provisions as apply to directors, but in addition a corporation may indemnify and advance expenses to an officer who is not a director to the extent, consistent with public policy, provided by the corporation's articles of incorporation, the corporation's bylaws, general or specific action of the board of directors, or contract. Unless the corporation's articles of incorporation provide otherwise, Section 16-10a-905 of the Utah Act permits a court in certain circumstances to order the payment of indemnification to a director, whether or not he met the applicable standard of conduct, if the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

                                  PART F/S

     The following financial statements are filed as part of this Registration Statement on Form 10-SB:

Report of Independent Public Accountants

Balance Sheets as of September 30, 1995 and 1996, and June 30, 1997
(unaudited)

Statements of Operations for the years ended September 30, 1994, 1995 and 1996, and for the Nine Months ended June 30, 1996 and 1997 (unaudited)

Statements of Stockholders' Equity/Parent's Investment for the years ended September 30, 1994, 1995 and 1996, and for the Nine Months ended June 30, 1997 (unaudited)

Statements of Cash Flows for the years ended September 30, 1994, 1995 and 1996, and for the Nine Months ended June 30, 1996 and 1997 (unaudited)

                      VOLU-SOL, INC. (INCLUDING ITS PREDECESSOR)

                      FINANCIAL STATEMENTS AS OF
                      SEPTEMBER 30, 1995 AND 1996 AND
                      JUNE 30, 1997 (UNAUDITED) AND
                      FOR EACH OF THE THREE YEARS IN
                      THE PERIOD ENDED SEPTEMBER 30, 1996
                      AND THE NINE MONTHS ENDED
                      JUNE 30, 1996 AND 1997 (UNAUDITED)

                      TOGETHER WITH REPORT OF
                      INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Volu-Sol, Inc.:

We have audited the accompanying balance sheets of Volu-Sol, Inc. (the "Company"), a Utah corporation and wholly owned subsidiary of Biomune Systems, Inc., as of September 30, 1995 and 1996, and the related statements of operations, stockholder's equity/parent's investment and cash flows (including Volu-Sol, Inc.'s predecessor) for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the accompanying financial statements present the carved-out portion of Biomune Systems, Inc.'s net assets and results of operations related to its medical stain manufacturing and sales operations prior to July 27, 1995 and its wholly owned subsidiary, Volu-Sol, Inc., from July 27, 1995 through September 30, 1996, and may not necessarily be indicative of the financial condition or the results of operations that would have existed if the medical stain operations or the subsidiary had been operated as an unaffiliated company. Certain expenses are the result of allocations of total expenses incurred by Biomune Systems, Inc.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Volu-Sol, Inc. as of September 30, 1995 and 1996, and the results of its operations and its cash flows (including those of its predecessor) for each of the three years in the period ended September 30, 1996 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and as of June 30, 1997 has an unaudited accumulated deficit totaling $1,980,849. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Arthur Andersen LLP
ARTHUR ANDERSEN LLP

Salt Lake City, Utah
  August 15, 1997 (except with respect
  to the matters discussed in the first
  paragraph of Note 4 and Note 10,
  as to which the date is September 29, 1997)

                                VOLU-SOL, INC.

                               BALANCE SHEETS

                                   ASSETS

                                                                     September 30,
                                                           --------------------------------        June 30,
                                                                1995              1996              1997
                                                           --------------    --------------    --------------
                                                                                                 (unaudited)
CURRENT ASSETS:
  Cash                                                     $      4,753      $      12,167     $     110,605
  Accounts receivable, less allowance for
    doubtful accounts of $10,000, $13,000
    and $13,000, respectively                                    95,402             74,784            67,293
  Inventories                                                   100,324            112,726           190,986
                                                           --------------    --------------    --------------
      Total current assets                                      200,479            199,677           368,884
                                                           --------------    --------------    --------------

PROPERTY AND EQUIPMENT, at cost:
  Leasehold improvements                                         85,207            221,063           221,165
  Furniture and fixtures                                         72,561             30,924            30,924
  Machinery and equipment                                        64,408            166,052           167,650
                                                           --------------    --------------    --------------
                                                                222,176            418,039           419,739
  Less accumulated depreciation and amortization               (170,842)           (83,167)         (134,528)
                                                           --------------    --------------    --------------
      Net property and equipment                                 51,334            334,872           285,211
                                                           --------------    --------------    --------------

INTANGIBLE AND OTHER ASSETS, net                                297,263              6,249             6,199
                                                           --------------    --------------    --------------

      Total assets                                         $    549,076      $     540,798     $     660,294
                                                           ==============    ==============    ==============

                     LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:
  Related-party notes payable                              $       -         $        -        $     264,500
  Accounts payable                                               64,140             55,090           129,768
  Accrued liabilities                                            16,176             50,207            46,064
                                                           --------------    --------------    --------------
      Total current liabilities                                  80,316            105,297           440,332
                                                           --------------    --------------    --------------

COMMITMENTS AND CONTINGENCIES (Notes 1, 5, 9 and 10)

STOCKHOLDER'S EQUITY:

  Preferred stock, $.0001 par value; 10,000,000
    shares authorized, none issued                                 -                  -                 -
  Common stock, $.0001 par value; 50,000,000
    shares authorized, 10,000 shares outstanding                      1                  1                 1
  Additional paid-in capital                                    571,723          1,940,686         2,200,810
  Accumulated deficit                                          (102,964)        (1,505,186)       (1,980,849)
                                                           --------------    --------------    --------------
      Total stockholder's equity                                468,760            435,501           219,962
                                                           --------------    --------------    --------------

      Total liabilities and stockholder's equity           $    549,076      $     540,798     $     660,294
                                                           ==============    ==============    ==============

             The accompanying notes to financial statements are
                   an integral part of these balance sheets.

                                VOLU-SOL, INC.

                          STATEMENTS OF OPERATIONS

                                                                                     Nine Months Ended
                                            Years Ended September 30,                     June 30,
                                   -------------------------------------------  ----------------------------
                                        1994          1995            1996           1996           1997
                                   -------------  -------------  -------------  -------------  -------------
                                                                                 (unaudited)    (unaudited)
SALES                              $    365,189   $    458,981   $    434,691   $    338,016   $    368,731

COST OF GOODS SOLD                      250,121        369,373        357,471        280,939        301,870
                                   -------------  -------------  -------------  -------------  -------------
    Gross margin                        115,068         89,608         77,220         57,077         66,861


SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES               445,434        707,393      1,446,651        828,522        542,524
                                   -------------  -------------  -------------  -------------  -------------

LOSS FROM OPERATIONS                   (330,366)      (617,785)    (1,369,431)      (771,445)      (475,663)

OTHER INCOME (EXPENSE)                   12,216           -           (32,791)       (32,791)          -
                                   -------------  -------------  -------------  -------------  -------------

NET LOSS                           $   (318,150)  $   (617,785)  $ (1,402,222)  $   (804,236)  $   (475,663)
                                   =============  =============  =============  =============  =============

NET LOSS PER COMMON
  SHARE (Note 2)                                                 $    (140.22)  $     (80.42)  $     (47.57)
                                                                 =============  =============  =============
WEIGHTED AVERAGE COMMON
  SHARES OUTSTANDING (Note 2)                                          10,000         10,000         10,000
                                                                 =============  =============  =============
PRO FORMA NET LOSS PER
  COMMON SHARE (Note 2)                                          $       (.66)  $       (.38)  $       (.23)
                                                                 =============  =============  =============
PRO FORMA WEIGHTED AVERAGE
 COMMON SHARES OUTSTANDING
 (Note 2)                                                           2,111,216      2,111,216      2,111,216
                                                                 =============  =============  =============


               The accompanying notes to financial statements are
                       an integral part of these statements.

                                 VOLU-SOL, INC.

            STATEMENTS OF STOCKHOLDER'S EQUITY/PARENT'S INVESTMENT

            FOR THE YEARS ENDED SEPTEMBER 30, 1994, 1995 AND 1996

              AND THE NINE MONTHS ENDED JUNE 30, 1997 (UNAUDITED)

                                                             Common Stock       Additional
                                             Parent's    -------------------      Paid-in     Accumulated        Total
                                            Investment    Shares    Amount        Capital       Deficit         Equity
                                            -----------  ---------  --------   ------------  -------------   -------------
Balance at September 30, 1993               $  622,063       -      $   -      $      -      $      -        $    622,063

  Contributions from Parent                    234,987       -          -             -             -             234,987

  Net loss                                    (318,150)      -          -             -             -            (318,150)
                                            -----------  ---------  --------   ------------  -------------   -------------
Balance at September 30, 1994                  538,900       -          -             -             -             538,900

  Contributions from Parent                    547,645       -          -             -             -             547,645

  Net loss through July 26, 1995              (514,821)      -          -             -             -            (514,821)

  Incorporation on July 27, 1995              (571,724)    10,000         1        571,723          -                -

  Net loss from date of
   incorporation through
   September 30, 1995                             -          -          -             -         (102,964)        (102,964)
                                            -----------  ---------  --------   ------------  -------------   -------------
Balance at September 30, 1995                     -        10,000         1        571,723      (102,964)         468,760

  Contributions from Parent                       -          -          -        1,368,963          -           1,368,963

  Net loss                                        -          -          -             -       (1,402,222)      (1,402,222)
                                            -----------  ---------  --------   ------------  -------------   -------------
Balance at September 30, 1996                     -        10,000         1      1,940,686    (1,505,186)         435,501

  Contributions from Parent
   (unaudited)                                    -          -          -          260,124          -             260,124

  Net loss (unaudited)                            -          -          -             -         (475,663)        (475,663)
                                            -----------  ---------  --------   ------------  -------------   -------------
Balance at June 30, 1997 (unaudited)        $     -        10,000   $     1    $ 2,200,810   $(1,980,849)    $    219,962
                                            ===========  =========  ========   ============  =============   =============

            The accompanying notes to financial statements are
                  an integral part of these statements

                                 VOLU-SOL, INC.

                           STATEMENTS OF CASH FLOWS

                         Increase (Decrease) in Cash

                                                                                           Nine Months Ended
                                                   Years Ended September 30,                    June 30,
                                            ----------------------------------------  --------------------------
                                                1994          1995          1996          1996          1997
                                            ------------  ------------  ------------  ------------  ------------
                                                                                       (unaudited)   (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                  $  (318,150)  $  (617,785)  $(1,402,222)  $  (804,236)  $  (475,663)
  Adjustments to reconcile net
    loss to net cash used in
    operating activities:
      Depreciation                               48,551        48,547        57,540        35,703        51,361
      Amortization of intangibles                46,636        46,636        46,636        34,769          -
      Write down of intangible asset               -             -          244,836          -             -
      Loss on disposal of fixed assets             -             -           32,791        32,791          -
      Change in assets and liabilities-
        (Increase) decrease in
          accounts receivable                    23,233       (47,478)       20,618       (16,875)        7,491
        (Increase) decrease in
          inventories                            17,403       (36,940)      (12,402)        8,662       (78,260)
        (Increase) decrease in
          other assets                             -           (3,000)         (458)         (558)           50
        Increase (decrease) in
          accounts payable                      (15,960)       47,298        (9,050)       (4,250)       74,678
        Increase (decrease) in
          accrued liabilities                   (18,170)       10,461        34,031         7,057        (4,143)
                                            ------------  ------------  ------------  ------------  ------------
            Net cash used in
              operating activities             (216,457)     (552,261)     (987,680)     (706,937)     (424,486)
                                            ------------  ------------  ------------  ------------  ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment            (4,439)      (17,361)     (373,869)     (377,911)       (1,700)
                                            ------------  ------------  ------------  ------------  ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net investment from parent                    234,987       547,645     1,368,963     1,107,758       260,124
  Proceeds from issuance of notes
    payable to Parent                              -             -             -             -          264,500
                                            ------------  ------------  ------------  ------------  ------------
            Net cash provided by
              financing activities              234,987       547,645     1,368,963     1,107,758       524,624
                                            ------------  ------------  ------------  ------------  ------------

NET INCREASE (DECREASE) IN CASH                  14,091       (21,977)        7,414        22,910        98,438

CASH AT BEGINNING OF PERIOD                      12,639        26,730         4,753         4,753        12,167
                                            ------------  ------------  ------------  ------------  ------------
CASH AT END OF PERIOD                       $    26,730   $     4,753   $    12,167   $    27,663   $   110,605
                                            ============  ============  ============  ============  ============

          The accompanying notes to financial statements are an integral part of these statements.

                                VOLU-SOL, INC.

                        NOTES TO FINANCIAL STATEMENTS

               (Including notes related to unaudited periods)

(1) Nature of Operations and Organization

Volu-Sol, Inc. (the "Company"),a wholly owned subsidiary of Biomune Systems, Inc. ("Biomune"), was incorporated on July 27, 1995 in the state of Utah. Biomune contributed certain assets and operations to the Company that had been previously acquired by Biomune in December 1991. Prior to its incorporation, the Company had been operated as a division of Biomune. The accompanying financial statements present the carved-out portion of Biomune's net assets and results of operations related to its medical stain manufacturing and sales operations (operated as a division through July 26, 1995 and as a subsidiary thereafter). Certain expenses presented in the financial statements are the result of allocations of total expenses incurred by Biomune. These reported results may not be indicative of the financial condition and results of operations that would have existed if the medical stain manufacturing and sales business would have been operated as an unaffiliated company.

The Company engages in the manufacturing, marketing and distribution of medical diagnostic stains and the marketing and distribution of a related medical instrument.

On February 25, 1997, the board of directors of Biomune approved the distribution of the Company to the Biomune common stockholders of record as of March 5, 1997 (the "Distribution"). This approval is subject to the completion of certain definitive agreements. Stockholders of record as of March 5, 1997 are expected to receive one share of Volu-Sol, Inc. common stock for every ten shares of Biomune common stock owned. Immediately upon completion of the Distribution, there are expected to be 2,111,216 shares of Volu-Sol, Inc. common stock outstanding.

The Company has experienced net losses of $318,150, $617,785 and $1,402,222 and negative cash flows from operating activities of $216,457, $552,261 and $987,680 for the years ended September 30, 1994, 1995 and 1996, respectively. For the nine months ended June 30, 1996 and 1997, the Company experienced net losses of $804,236 and $475,663, respectively and negative cash flows from operating activities of $706,937 and $424,486, respectively. Historically, the Company has depended upon funding from Biomune to fund its operations and such funding will not be available after the Distribution. The Company's continued existence is dependent upon its ability to increase revenues to a self-sustaining level and to obtain debt or equity funding to meet its short-term and long-term liquidity needs. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management's plans with respect to this uncertainty include obtaining debt or equity funding to finance the Company's operations. The Company is in the process of completing a private placement of Series A 10% Convertible, Non-Voting Preferred Stock (the "Offering"). The Offering is intended to provide the Company with gross proceeds of up to $2,400,000. Subsequent to year-end, the Company has received subscriptions to purchase $1,225,000 of preferred stock, for which cash of $325,000 has been collected (see Note 10). The Company has recently introduced a new hematology staining instrument (the "Definitive") that contains a microchip (proprietary to a third party) that regulates precise stain amounts. Management believes that this new product will enhance future revenues of the Company. Management plans to acquire other related instruments to further enhance its product offerings.

The Company is subject to special risk factors.  These risk factors include:

(a) The Company did not achieve profitable operations while it was operated as a division of Biomune, nor has the Company achieved profitable operations since the date of its incorporation. The Company's present business strategy is to improve its cash flows by adding to its existing product line and expanding its sales and marketing efforts. There can be no assurance that the Company will be able to achieve profitable operations.

(b) The Company anticipates that it will continue to incur operating losses in the future until such time as it is able to successfully market the Definitive or other devices that it has yet to add to its product line. There can be no assurance that the Company will be able to achieve profitable operations with its existing product line or that the Company will be able to supplement its existing product line with additional products that will allow it to achieve profitable operations. The Company's ability to achieve profitable operations will also depend on its ability to develop and maintain an adequate marketing and distribution system. There can be no assurance that the Company will be able to develop and maintain adequate distribution resources.

(c) The Company will require substantial additional funding in order to acquire or license additional technologies and products to add to its existing product line, for operational expenses, and for establishing and maintaining manufacturing and marketing capabilities in the future. There can be no assurance that the Company's cash reserves and other liquid assets, including the proceeds of any future third-party financings will be adequate to satisfy its capital and operating requirements.

(d) The Company uses certain trademarks and tradenames for certain of its products. Nevertheless, the Company's core products, medical diagnostic stains and solutions and other biochemical products, as well as the Definitive, are not based on technology proprietary to the Company. The majority of the Company's present product line is based on technology that is in the public domain and therefore there are effectively no entry barriers to potential competitors of the Company. The Company has entered into a license agreement with the third-party entity that owns the intellectual property rights associated with the Definitive and manufactures the Definitive for the Company. There can be no assurance that such third party will be able to adequately protect its proprietary rights or to continue to manufacture the Definitive on terms favorable to the Company.

(e) The medical diagnostic supply and biochemical industries are characterized by intense competition. Many, if not most, of the Company's competitors and potential competitors are much larger and consequently have greater access to capital as well as mature and highly sophisticated distribution channels. Many of the Company's larger competitors are able to manufacture chemical products on a much larger scale and therefore presumably would be able to take advantage of economies of scale not presently enjoyed by the Company. There can be no assurance that competition from other companies will not render the Company's products noncompetitive.

(f) The Company historically has not been involved in significant research and development of new technologies. Consequently, the Company's success in adding to its existing product line will depend on its ability to acquire or otherwise license competitive technologies and products and to operate without infringing the proprietary rights of others. No assurance can be given that any licenses required from third parties will be made available on terms acceptable to the Company, or at all.

(g) The Company is highly dependent on certain of its scientific, technical and operations employees. The loss of services of any of these personnel could impede the achievement of the Company's objectives. There can be no assurance that the Company will be able to attract and retain qualified personnel on acceptable terms.

(h) The use of any of the Company's existing or potential products in laboratory or clinical settings may expose the Company to liability claims. These claims could be made directly by persons who assert that inaccuracies or deficiencies in their test results were caused by defects in the Company's products. The Company has obtained limited product liability insurance coverage. However, there can be no assurance that the Company will be able to obtain commercially reasonable product liability insurance for any products added to its product line in the future. A successful product liability claim or series of claims brought against the Company could have a material adverse effect on its business, financial condition and results of operations.

(i) Political, economic and regulatory influences are likely to lead to fundamental change in the health care industry in the United States. Third-party payors are increasingly challenging the price and cost effectiveness of medical products and services, including medical diagnostic procedures. There can be no assurance that adequate reimbursement will be available or sufficient to allow the Company to sell its products on a competitive basis.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Interim Period Presentation

The accompanying balance sheet at June 30, 1997, the statements of operations and cash flows for the nine months ended June 30, 1996 and 1997 and the statement of stockholder's equity for the nine months ended June 30, 1997 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of the interim periods. The data disclosed in the notes to financial statements for these periods are also unaudited. Results for the unaudited nine-month period ended June 30, 1997 are not necessarily indicative of the results to be expected for the Company's full fiscal year.

Revenue Recognition

Revenues from the sale of the Company's products are recognized when the products are shipped to the customer.

Allocation of Parent Company General and Administrative Expenses

Expenses specifically identifiable to the Company and paid by Biomune have been presented as those of the Company. A portion of expenses which are not specifically identifiable, consisting primarily of payroll-related expenses, have been allocated to the Company based on estimates of personnel involvement related to the respective activities and totaled approximately $53,000, $189,000, $165,000, $124,000 and $40,000 for the years ended September 30,
1994, 1995 and 1996 and for the nine months ended June 30, 1996 and June 30, 1997, respectively.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Inventories consist of the following:

                                             September 30,            June 30,
                                           1995          1996          1997
                                       ------------  ------------  ------------
                                                                    (unaudited)
Raw materials, packaging and
  Supplies                             $   78,731    $    62,545   $    61,789
Instruments, biological stains
  and reagents                             21,593         50,181       129,197
                                       ------------  ------------  ------------
                                       $  100,324    $   112,726   $   190,986
                                       ============  ============  ============

                                        -5-
Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives of 2 to 10 years. Maintenance, repairs, minor renewals and betterments are expensed as incurred.

Major renewals and betterments are capitalized. The cost of property and equipment sold or otherwise disposed of and the related accumulated depreciation are relieved from the accounts, and any resulting gains or losses are included in the determination of net loss.

Intangible Asset

The Company's intangible asset consists of medical diagnostic technologies acquired by Biomune in its acquisition of the Company's predecessor's net assets in 1991. During fiscal 1996, the Company determined that facts and circumstances warranted the write off of the remaining net book value of approximately $245,000. The determination that this asset was impaired was based on continuing operating losses and the framework set out in Statement of Financial Accounting Standards No. 121.

Income Taxes

The Company recognizes a liability or asset for the deferred tax consequences of all temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled. These deferred tax assets or liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Concentrations of Credit Risk

Financial instruments that subject the Company to concentrations of credit risk consist primarily of trade receivables. In the normal course of business, the Company provides unsecured credit to its customers. In connection with providing unsecured credit, the Company performs ongoing credit evaluations of its customers and maintains allowances for estimated losses.

Net Loss Per Common Share and Stock Split

The Company computes net loss per common share based on the weighted average number of common shares outstanding during the period. Net loss per common share information has not been presented for periods prior to the Company's incorporation (July 27, 1995). In connection with Biomune's proposed Distribution of the Company, approximately 2,111,216 shares of the Company's $0.0001 par value Common Stock, constituting all of the issued and outstanding shares of the Company's Common Stock, are to be distributed pro rata as a stock dividend to the holders of the Common Stock of Biomune as of March 5, 1997. As a consequence of the Distribution, the Company will cease to be a subsidiary of Biomune. Prior to the Distribution, the Company will complete a forward common stock split of approximately 211 for 1 to permit the issuance of a sufficient number of shares to the stockholders of record of Biomune as of March 5, 1997. All pro forma share and per share information in the accompanying statements of operations have been based on the outstanding number of shares expected upon completion of the proposed Distribution. Warrants and options outstanding have not been included in the computations

                                     -6-
since any assumption of conversion would have an antidilutive effect, thereby reducing the net loss per common share.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) INCOME TAXES

The Company files a consolidated tax return with its parent, Biomune. No tax sharing agreement exists between the Company and Biomune. Upon the completion of the distribution, all net operating loss carryforwards and credit carryforwards will remain with Biomune and will not be available to be utilized by the Company.

As of June 30, 1997, the Company has a net deferred tax asset of approximately $40,000 resulting from reserves and depreciation recorded for financial reporting purposes but not currently deductible for income tax reporting purposes. In accordance with SFAS No. 109, a valuation allowance is provided when it is more likely than not that all or some portion of the deferred income tax asset will not be realized. Accordingly, the Company has established a valuation allowance for the entire deferred income tax asset.


(4) STOCKHOLDER'S EQUITY AND PARENT COMPANY CAPITAL CONTRIBUTIONS

The Company is authorized to issue 50,000,000 shares of Common Stock, $0.0001 par value per share, and 10,000,000 shares of Preferred Stock, $0.0001 par value per share. Pursuant to the Company's Articles of Incorporation, the Company's board of directors has the authority to amend the Company's Articles of Incorporation, without further stockholder approval, to designate and determine, in whole or in part, the preferences, limitations and relative rights of the Preferred Stock before any issuance of the Preferred Stock and to create one or more series of Preferred Stock. Subsequent to year-end, the Company has authorized the issuance of 20,000 shares of Series A 10% Convertible Non-Voting Preferred Stock and issued 1,625 shares for gross proceeds of $325,000 (See Note 10).

From Volu-Sol's acquisition in 1991 through March 5, 1997, Biomune made capital contributions, including expenses allocated or paid on behalf of Volu-Sol, to the Company in order to fund the Company's cash flow needs.
Subsequent to March 5, 1997, any additional cash advances made by Biomune to the Company were in the form of demand loans and as of June 30, 1997 totaled $264,500 (see Note 6).

(5) COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases facilities under a noncancelable operating lease that expires in November 2000. Lease expense for the years ended September 30, 1994, 1995 and 1996 was approximately $55,000, $69,000 and $69,000, respectively. Lease expense for the nine months ended June 30, 1996 and 1997 was approximately $41,000. Future minimum lease commitments are as follows:

                      Fiscal Year       Amount
                        1997           $ 55,400
                        1998             55,400
                        1999             55,400
                        2000             55,400
                        2001              9,240
                                       --------
                                       $230,840
                                       ========

Purchase Commitments

The Company is obligated under a manufacturing agreement with the supplier of the Definitive to purchase 600 automated slide stainers ("stainers") per calendar year. In the event the Company purchases fewer than 600 stainers, the manufacturer shall have the option to convert the Company's worldwide license and exclusive distributorship to a nonexclusive license and nonexclusive distributorship. As of June 30, 1997, the Company had purchased 225 stainers.

The Company has agreed to pay the supplier of the Definitive a royalty of three percent of the net sales price for all component parts sold by the Company, exclusive of stainer sales.


(6) RELATED-PARTY TRANSACTIONS

From March 5, 1997 through June 30, 1997, the Company obtained loans from Biomune totaling $264,500 which remain outstanding. These loans bear an annual interest rate of ten percent and are due on demand.

Subsequent to June 30, 1997, Biomune made additional loans totaling $68,000 that bear interest at an annual rate of ten percent and are due on demand.

(7) SIGNIFICANT CUSTOMER

During the years ended September 30, 1994, 1995 and 1996, sales to Barret Healthcare Corporation ("Barret") accounted for approximately 15 percent, 17 percent and 12 percent, respectively, of the Company's total revenues. No other single customer accounted for more than 10 percent of the Company's total revenues. During the year ended September 30, 1996, the Company discontinued selling products to Barret and wrote off outstanding accounts receivable balances of approximately $55,000.

(8) STOCK INCENTIVE AND OPTION PLANS

The Company has adopted the 1997 Volu-Sol, Inc. Stock Incentive Plan ("1997 Plan"). The 1997 Plan was approved by action of Biomune, the sole stockholder of the Company, in August 1997. Under the 1997 Plan, the Company may issue stock options, stock appreciation rights, restricted stock awards, and other incentives to employees, officers and directors of the Company. Five million shares are available for grant under the 1997 Plan, but to date no grants have been made.

(9) EVENTS CONCURRENT WITH THE DISTRIBUTION

Add-on Volu-Sol Options

The Board of Directors of Biomune has determined that, immediately prior to the Distribution, each Biomune stock option ("Biomune Option") will be divided into two separately exercisable options: an option to purchase Biomune Common Stock and an option to purchase Volu-Sol Common Stock (the latter being the "Add-on Volu-Sol Option"). The Add-on Volu-Sol Options would grant the holder the right to purchase the Company's Common Stock in an amount that would have been issued in the Distribution in respect of the shares of Biomune Common Stock subject to the applicable Biomune Option, if such Biomune Option had been exercised in full immediately prior to the Distribution, and containing substantially equivalent terms as the existing Biomune Option. The Add-on Volu-Sol Options will carry an option exercise price per share equal to the price per share of the exercise price under the Biomune Option.

As a result of the foregoing, certain persons who remain Biomune employees or non-employee directors after the Distribution and certain persons who were Biomune employees prior to the Distribution but become Volu-Sol employees after the Distribution will hold both Biomune Options and separate Add-on Volu-Sol Options. The obligations with respect to the Biomune Options and Add-on Volu-Sol Options held by Biomune employees and non-employee directors following the Distribution will be obligations solely of Biomune. The obligations with respect to the Biomune Options and Add-on Volu-Sol Options held by persons who are Volu-Sol employees following the Distribution and are no longer Biomune employees will be obligations solely of Volu-Sol. Biomune and Volu-Sol have agreed to sell to each other from time to time shares of Biomune Common Stock and Volu-Sol Common Stock, respectively, as necessary to satisfy their respective obligations under the Distribution Agreement. The sales price of such shares of Volu-Sol Common Stock will be a sum equal to the consideration received by Biomune in exercise of the related option.

As of March 5, 1997, there were 7,096,017 Biomune Options outstanding at exercise prices ranging from $1.16 to $4.00 with a weighted-average exercise price of $1.80. As a result, concurrent with the Distribution, there will be in existence options to purchase 709,602 shares of Volu-Sol Common Stock at

                                      -9-
exercise prices ranging from $1.16 to $4.00 with a weighted average exercise price of $1.80. The Company has reserved 709,602 shares of its Common Stock for issuance upon the exercise of these options.

Volu-Sol Warrants

Biomune has granted rights to purchase Biomune Common Stock in the form of warrants (the "Biomune Warrants"). Under the agreements governing the grant and exercise of the Biomune Warrants, Biomune has agreed to issue to the holders of such rights, securities otherwise issuable with respect to the Biomune Common Shares underlying the Biomune Warrants if and to the extent the Biomune Warrants are exercised. Consequently, if the holders of the Biomune Warrants exercise their rights thereunder, Biomune must issue to those holders one share of Volu-Sol Common Stock for each ten shares of Biomune Common Stock issued in connection with such exercise. Volu-Sol has agreed to sell to Biomune the shares of Volu-Sol Common Stock needed to meet this obligation of Biomune. The sales price of such shares of Volu-Sol Common Stock will be a sum equal to 10 percent of the consideration received by Biomune in exercise of the Biomune Warrants.

Concurrent with the Distribution, there will be in existence warrants to purchase 247,059 shares of Volu-Sol Common Stock at exercise prices ranging from $2.13 to $3.00 with a weighted average exercise price of $2.38. The Company has reserved 247,059 shares of its Common Stock for issuance upon exercise of these warrants.

Conversion of Biomune Preferred Stock

Upon conversion of the outstanding shares of Biomune's Preferred Stock, the preferred shareholders will receive one share of the Company's Common Stock for every ten shares of Biomune Common Stock received in the conversion.

The Company has reserved a total of 323,118 shares of Common Stock for issuance in connection with the conversion of the Biomune Series A, B and C Preferred Stock outstanding at March 5, 1997.

(10) SUBSEQUENT EVENT

On September 8, 1997, the Company amended its articles of incorporation to create a series of preferred stock, the Series A 10% Convertible Non-Voting Preferred Stock (the "Series A Preferred"). The Company is attempting to sell up to 12,000 shares of the Series A Preferred in a private placement for total gross proceeds of up to $2,400,000. As of September 29, 1997, subscriptions for $1,225,000 have been received by the Company for which cash of $325,000 has been collected. Payments with respect to the remaining subscriptions are due as follows: $300,000 upon the effective date of the Company's Form 10-SB, $300,000 within 45 days of the effective date of the Company's Form 10-SB and $300,000 within 90 days of the effective date of the Company's Form 10-SB. The Series A Preferred will be convertible into common stock commencing January 1, 1998. The "conversion price", which is the basis for such conversion, is the lesser of (i) 80 percent of the average closing bid price of the Company's Common Stock for the three trading days immediately preceding the date of conversion or (ii) $1.25 per share.

                                  PART III

Item 1.  Index to Exhibits

     The following list describes the exhibits filed as part of this registration statement on Form 10-SB:

Exhibit
  No.              Description of Document                       Page
-------   ---------------------------------------------------    -----

3(i)      Articles of Incorporation of the Company, as amended.   __
3(ii)     Bylaws of the Company.                                  __
4.1       Form of Common Stock Certificate                        __
4.2       Form of Series A, 10% Convertible Non-Voting
          Preferred Stock Certificate                             __
10.1      Distribution and Separation Agreement dated
          September 10, 1997                                      __
10.2      Volu-Sol, Inc. 1997 Stock Incentive Plan                __
10.3      1997 Transition Plan                                    __
10.4      Subscription Agreement ($1.2 million)                   __
27        Financial Data Schedule                                 __

                                SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  VOLU-SOL, INC.



Date: September 30, 1997        By:/s/ Michael G. Acton
                                ---------------------------
                                Michael G. Acton
                                Chief Executive Officer and
                                Chief Financial Officer